UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Bankgesellschaft Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bankgesellschaft Berlin AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	[	]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Federal Republic of Germany

Number of	7.	Sole Voting Power:	4,620,950

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power:	4,620,950

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,620,950

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	27.54%

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 12 amends and supplements Items 2 and 5 and Annex A of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany. Items not included in this amendment are not amended and remain as previously reported.

Item 2. Identity and Background

We note that every time we amend Annex A to the Bank's Schedule 13D, we automatically reiterate, unless otherwise explicitly set forth in such amendment, the statement made in Item 2 of the Bank's Amendment No. 7 to its Schedule 13D. Such statement is as follows: Based on the information about the persons listed on Annex A that is available to the Bank pursuant to German labor law (including a police certificate of no criminal record), the Bank is unaware of any information that would render incorrect the statements in (d) and (e) of Item 2 of the Bank's Statement on Schedule 13D with respect to the persons listed in Annex A.

Item 5. Interest in Securities of the Issuer

(a) According to the latest Registration Statement of the Fund filed with the Commission on Form N-2 on August 8, 2005, there were 16,777,298 shares of Common Stock outstanding at March 10July 22, 2005. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 4,620,950 shares of Common Stock, which constitute approximately 27.54% of the outstanding shares of Common Stock.

(b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

(c) During the last sixty days, the Bank has effected the following sales in the shares of Common Stock in reliance upon Rule 144 under the Securities Act of 1933, as amended:

DATE	NUMBER OF SHARES	PRICE PER SHARE

September 26, 2005	35,300	$13.5259
September 27, 2005	25,000	$13.5256
September 30, 2005	7,000	$13.4667
October 3, 2005	13,000	$13.2432
November 1, 2005	6,500	$13.0000
November 2, 2005	20,700	$12.7283
November 4, 2005	9,300	$12.8490
November 7, 2005	4,800	$12.7423
November 15, 2005	1,700	$12.6353
November 16, 2005	9,300	$12.5812
November 17, 2005	11,500	$12.6083
November 18, 2005	8,200	$12.6196

(d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

(e) Inapplicable.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2005

BANKGESELLSCHAFT BERLIN AG

By: /s/    Dirk Kipp

Name: Dirk Kipp

Title: Managing Director

By: /s/    Moritz Sell

Name: Moritz Sell

Title: Director

Amendments to Annex A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter Alexanderplatz 2 D-10178 Berlin	Chairman of the Managing Board of Bankgesellschaft Berlin AG
Serge Demolière Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Bankgesellschaft Berlin AG
Uwe Kruschinski Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Bankgesellschaft Berlin AG
Martin Klaus Müller Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Bankgesellschaft Berlin AG
Dr. Thomas Veit Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Bankgesellschaft Berlin AG

Executive Office

Name and Address	Principal Occupation
Alt, Volker Bankgesellschaft Berlin AG Recht Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Boehmer, Willi Bankgesellschaft Berlin AG Finanzen Brunnenstraße 111 D-13355 Berlin	Managing Director of Bankgesellschaft Berlin AG

Name and Address	Principal Occupation
Boenke, Frank-Michael Bankgesellschaft Berlin AG Compliance Brunnenstraße 111 D-13355 Berlin	Managing Director of Bankgesellschaft Berlin AG
Brummel, Beate Bankgesellschaft Berlin AG Kreditbereich Kapitalmarktgeschäft Strukturierte Finanzierungen/Projektfinanzierungen Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Burmester, Dr. Christian Bankgesellschaft Berlin AG London Branch 1 Crown Court Cheapside GB-London EC2V 6LR	General Manager of Bankgesellschaft Berlin AG London Branch
Butzer, Arnold Bankgesellschaft Berlin AG Vertrieb Immobilienfinanzierung Corneliusstr, 7 D-10787 Berlin	Managing Director of Bankgesellschaft Berlin AG
Günther, Steffen Bankgesellschaft Berlin AG Geschäftsfeldstab Immobilienfinanzierung Corneliusstr, 7 D-10787 Berlin	Managing Director of Bankgesellschaft Berlin AG
Hirschhaeuser, Dr. Karl-Friedrich Bankgesellschaft Berlin AG Controlling Brunnenstraße 111 D-13355 Berlin	Managing Director of Bankgesellschaft Berlin AG
Kipp, Dirk Bankgesellschaft Berlin AG Eigenhandel Treasury Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Lange, Axel Bankgesellschaft Berlin AG Kreditbereich IBAG/IBG Hardenbergstr. 20 D-10623 Berlin	Managing Director of Bankgesellschaft Berlin AG

Papesch, Uwe Bankgesellschaft Berlin AG Equities Zins- und Kreditprodukte Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Reutter, Dr. Georg Bankgesellschaft Berlin AG Kredit Immobilien Corneliusstr, 7 D-10787 Berlin	Managing Director of Bankgesellschaft Berlin AG
Roller, Gerhard Bankgesellschaft Berlin AG Internationales Geschäft Alexanderplatz 2 D-10178 Berlin-	Managing Director of Bankgesellschaft Berlin AG
Scheer, Heinz-Günter Bankgesellschaft Berlin AG Unternehmensentwicklung Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Schölper, Siegfried Bankgesellschaft Berlin AG Risikocontrolling Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Schroeder, Bartho Bankgesellschaft Berlin AG Business Management Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG